Mail Stop 4561

July 1, 2005

Loren Wimpfheimer
Senior Vice President
Witness Systems, Inc.
300 Colonial Center Parkway
Roswell, GA 30076

> **Re:** **Witness Systems, Inc.**
> **Post Effective Amendment No. 1 to Form S-3**
> **Filed June 28, 2005**
> **File No. 333-122410**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2005**
> **File No. 00-29335**

Dear Mr. Wimpfheimer:

We have reviewed your filings and have the following comments. Please respond to these comments within 10 business days. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures

1.   You state "[y]our chief executive officer and chief financial officer concluded that [y]our disclosure controls and procedures are effective in timely alerting them to material information relating to the company (including [y]our consolidated subsidiaries) required to be included in [y]our periodic SEC filings." However, Item 307 of Regulation S-K requires that your chief executive and chief financial

officers evaluate the effectiveness of your disclosure controls and procedures as defined by Rule 13a-15(e) of the Exchange Act. In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your chief executive and chief financial officers were narrower than the disclosure controls and procedures defined by Rule 13a-15(e). Please confirm, if true, that your chief executive and chief financial officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and that information required to be disclosed in the reports you file or submit is accumulated and communicated to your management, including you chief executive and chief financial officers, as appropriate to allow timely decisions regarding required disclosure.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Item 4. Controls and Procedures

2.   We note you disclose that you conducted an evaluation of the effectiveness of your disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934), as of the end of the period covered by this quarterly report. Please confirm that your disclosure controls and procedures conform with the definition set forth in Rules 13a-15 and 15d-15 under the Exchange Act.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

You may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462 if you have any questions regarding these comments.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (404) 365-9532
        Jeff L. Schulte, Esq.
        Morris, Manning & Martin, L.L.P.
        Telephone: (404) 504-7655